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                           FRASER MILNER CASGRAIN LLP

                                                 Dana Bissoondatt
                                                 Direct Line: (780) 423-7184
                                                 dana.bissoondatt@fmc-law.com

 March 31,2005

FILED BYSEDAR

The Alberta Securities Commission
The British Columbia Securities Commission
The Saskatchewan Securities Commission
The Manitoba Securities Commission
The Ontario Securities Commission
Autorite des marches finaciers
Securities Division - Newfoundland
The Office of the Administrator of Securities - New Brunswick
Nova Scotia Securities Commission
Registrar of Securities - Prince Edward Island
The Toronto Stock Exchange

Dear Sirs:

SUBJECT: STANTEC INC. ("STANTEC") - ANNUAL INFORMATION FORM

We confirm that we have filed the annual information form for Stantec under SEDAR project number 00759149 as the annual information form referred to in National Instrument 51-102.

On behalf of Stantec we confirm that Stantec is relying upon the above described filing as its current annual information form for the purposes of National Instrument 44-101. In addition, we note that the audited financial statements for Stantec for the fiscal year ended December 31, 2004 are filed under SEDAR project number 00758928.

If you have any questions or concerns, please do not hesitate to contact me.

Yours truly,

FRASER MILNER CASGRAIN LLP

[Signed by Dana Bissoondatt]

Per: Dana Bissoondatt
EDMDOCS|CCEBULIAK|881753-1

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